SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Goodrich Petroleum Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.375% Series B Cumulative Convertible Preferred Stock

10.00% Series C Cumulative Preferred Stock

9.75% Series D Cumulative Preferred Stock

(Title of Class of Securities)

382410 603

382410 702

382410 884

(CUSIP Number of Class of Securities)

Michael J. Killelea

Senior Vice President, General Counsel and

Corporate Secretary

801 Louisiana Street, Suite 700

Houston, Texas 77002

(713) 780-9494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$17,253,525	$1,738

*	Estimated solely for the purpose of calculating the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: the sum of (i) the product of $2.575, the average of the high and low price of the Company’s Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), as listed on the OTC Market on November 4, 2015, and 2,249,893, the total amount of issued and outstanding shares of the Series B Preferred Stock, (ii) the product of $2.415, the average of the high and low price of the Company’s Series C Cumulative Preferred Stock, par value $1.00 per share (the “Series C Preferred Stock”), as listed on the OTC Market on November 4, 2015, and 2,390,000, the maximum amount of Series C Preferred Stock offered for exchange and (iii) the product of $2.38, the average of the high and low price of the Company’s Series D Cumulative Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”), as listed on the OTC Market on November 4, 2015, and 2,390,000, the maximum amount of Series D Preferred Stock offered for exchange. The registration fee was paid on November 6, 2015 in connection with the filing by the Company of the original Schedule TO-I.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,738	Filing Party: Goodrich Petroleum Corporation
Form or Registration No.: Schedule TO-I	Date Filed: November 6, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO-I (as amended and restated, the “Schedule TO-I”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 6, 2015 by Goodrich Petroleum Corporation (the “Company”), in connection with its offers to exchange (the “Exchange Offers”), on the terms and subject to the conditions set forth in the Offer to Exchange, dated November 6, 2015 (the “Offer to Exchange”), as supplemented by the First Supplement to Offer to Exchange, dated November 18, 2015 (the “First Supplement”) filed herewith as Exhibit (a)(1)(iii) and the Second Supplement to Offer to Exchange, dated December 9, 2015 (the “Second Supplement”) filed herewith as Exhibit (a)(1)(v), and the related Letter of Transmittal (as amended, the “Letter of Transmittal”), any and all of the shares of the Company’s outstanding 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), up to 2,390,000 depositary shares representing the Company’s outstanding 10.00% Series C Cumulative Preferred Stock (the “Series C Preferred Stock”) and up to 2,390,000 depositary shares representing the Company’s outstanding 9.75% Series D Cumulative Preferred Stock (the “Series D Preferred Stock” and, together with the Series B Preferred Stock and Series C Preferred Stock, the “Existing Preferred Stock”) for newly issued depositary shares each representing a 1/1000th interest in a share of the Company’s 10.00% Series E Cumulative Convertible Preferred Stock (the “Series E Preferred Stock”).

The purpose of this Amendment No. 3 is to amend and supplement the terms of the Exchange Offers by, among other things (i) announcing that the Exchange Offers expired at 5:00, New York City time, on December 15, 2015 and (ii) announcing the final results of the Exchange Offers.

Except as specifically provided herein, the information contained in the Schedule TO-I, the Offer to Exchange, the First Supplement, the Second Supplement and the Letter of Transmittal remains unchanged by Amendment No. 3. You should read this Amendment No. 3 together with the Schedule TO-I, the Offer to Exchange, First Supplement, the Second Supplement and the related Letter of Transmittal.

Item 4.	Terms of the Transaction

(a)	Material Terms.

(1)	Tender Offer

The information set forth in the Offer to Exchange is amended and supplemented by the following information.

The Exchange Offers expired at 5:00, New York City time, on December 15, 2015, which we refer to as the Expiration Date. The Company has been advised by D.F. King & Co., Inc., as Exchange Agent, that, pursuant to the terms of the Exchange Offers, 758,434 shares of Series B Preferred Stock, 1,274,932 depositary shares of Series C Preferred Stock and 1,463,759 depositary shares of Series D Preferred Stock were validly tendered and not withdrawn prior to the Expiration Date. The Company has accepted for exchange all of such shares of Existing Preferred Stock validly tendered and not withdrawn before the Expiration Date. In exchange for each share of Existing Preferred Stock accepted by the Company, participating holders of (i) Series B Preferred Stock will receive 1.20 depositary shares of Series E Preferred Stock per share of Series B Preferred Stock, (ii) Series C Preferred Stock will receive one (1) depositary share of Series E Preferred Stock per depositary share of Series C Preferred Stock and (iii) Series D Preferred Stock will receive one (1) depositary share of Series E Preferred Stock per depositary share of Series D Preferred Stock.

The aggregate consideration for the accepted Existing Preferred Stock of approximately 3,648,811 depositary shares of the Company’s Series E Preferred Stock will be delivered promptly by The Depository Trust Company to the tendering holders, based upon the particular series and number of shares of Existing Preferred Stock such holders validly tendered and did not withdraw in the Exchange Offers. The full text of the Company’s press release, dated December 16, 2015, announcing the expiration and results of the Exchange Offers is filed as Exhibit (a)(2)(iii) hereto and is incorporated by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated November 6, 2015.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	First Supplement to Offer to Exchange, dated November 18, 2015.

(a)(1)(iv)***	Form of Amended Letter of Transmittal.

(a)(1)(v)***	Second Supplement to Offer to Exchange, dated December 9, 2015.

(a)(2)(i)	Press Release, dated November 6, 2015 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on November 6, 2015).

(a)(2)(ii)	Press Release, dated December 9, 2015 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on December 9, 2015).

(a)(2)(iii)****	Press Release, dated December 16, 2015.

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on November 6, 2015.
**	Previously filed with the Schedule TO-I/A on November 18, 2015.
***	Previously filed with the Schedule TO-I/A on December 9, 2015.
****	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2015

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated November 6, 2015.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	First Supplement to Offer to Exchange, dated November 18, 2015.

(a)(1)(iv)***	Form of Amended Letter of Transmittal.

(a)(1)(v)***	Second Supplement to Offer to Exchange, dated December 9, 2015.

(a)(2)(i)	Press Release, dated November 6, 2015 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on November 6, 2015).

(a)(2)(ii)	Press Release, dated December 9, 2015 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on December 9, 2015).

(a)(2)(iii)****	Press Release, dated December 16, 2015.

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on November 6, 2015.
**	Previously filed with the Schedule TO-I/A on November 18, 2015.
***	Previously filed with the Schedule TO-I/A on December 9, 2015.
****	Filed herewith.